Exhibit 99.2

19.05.2022
GOGL - Mandatory notification of trade by primary insiders

Eligible option holders in Golden Ocean Group Ltd (the “Company”) have today exercised share options in accordance with the terms previously announced.
Ulrik Uhrenfeldt Andersen, CEO, has exercised 300,000 share options and subsequently sold 300,000 shares. Following the exercise, Mr. Andersen holds 250,000 share options.
Peder Simonsen, CFO, has exercised 75,000 share options and has subsequently sold 75,000 shares. Following the exercise, Mr. Simonsen holds 200,000 share options and 500 shares.
Please see the attached forms for notification and public disclosure of transaction attached for details.

This notification has been publicly disclosed in accordance with Article 19 of the Market Abuse Regulation section 5-12 of the Norwegian Securities Trading Act.

KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them

FINANSTILSYNET
THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY

5/18/2022 5:06:08 PM AR4400054106

The person liable:

- (●) PDMR
- ( ) Closely associated person (natural person)
- ( ) Closely associated person (legal person)

About PDMR

Last name	SIMONSEN
First name	PEDER CARL GRAM
Position / role	CFO

Initial notification or amendment to prior notification

- (●) Initial
- ( ) Amendment

Details about the issuer or emission allowance market participant

Business name	Golden Ocean Group Limited
LEI number	549300HQH91CZG0OJL61

Skjemaversjon: 46345

5/18/2022 5:06:08 PM AR4400054106

1

KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them

FINANSTILSYNET
THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY

5/19/2022 5:06:08 PM AR4900564106

Description of the financial instrument/type of instrument

Instrument	Share
ISIN code	BMG396372051
Name of the financial instrument	Golden Ocean Group Ltd

Nature of the transaction

Transaction type	Exercise of a stock option

Share option program

The transaction is linked to an excersise of a share option program — (●) Yes ( ) No

Currency of the transaction

Currency	NOK

Price(s) and volume(s)

Price per unit	9.96
Volume	75 000

Aggregated information

Average price per unit	9.960000
Aggregated volume	75 000
Total amount	747 000.000000

Date of the transaction

Date	5/19/2022

Place of the transaction

Trading venue	XOSL - Oslo Børs

5/19/2022 5:06:08 PM AR4900564106

2

Description of the financial instrument/type of instrument

Instrument	Share
ISIN code	BMG396372051
Name of the financial instrument	

Nature of the transaction

Transaction type	Disposal

Share option program

The transaction is linked to an excersise of a share option program: (•) Yes ( ) No

Currency of the transaction

Currency	NOK

Price(s) and volume(s)

Price per unit	147.47
Volume	75 000

Aggregated information

Average price per unit	147.47000
Aggregated volume	75 000
Total amount	11 060 250.000000

Date of the transaction

Date	5/19/2022

Place of the transaction

Trading venue	XOSL - Oslo Børs

Comment

5/19/2022 5:06:08 PM AR490054106

5/19/2022 5:06:08 PM AR490054106

3

KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them

FINANSTILSYNET
THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY

The person liable:

- (●) PDMR
- ( ) Closely associated person (natural person)
- ( ) Closely associated person (legal person)

Info about the one who reports

Last name	SIMONSEN
First name	PEDER CARL GRAM
Business name	

About PDMR

Last name	Andersen
First name	Ulrik Uhrenfeldt
Position / role	CEO

Initial notification or amendment to prior notification

- (●) Initial
- ( ) Amendment

Details about the issuer or emission allowance market participant

Business name	Golden Ocean Group Limited
LEI number	549300HQH91CZG0OJL61

Skjemaversjon: 46345

1

KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them

FINANSTILSYNET
THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY

Description of the financial instrument/type of instrument

Instrument	Share
ISIN code	BMG396372051
Name of the financial instrument	Golden Ocean Group Ltd

Nature of the transaction

Transaction type	Exercise of a stock option

Share option program

The transaction is linked to an excersise of a share option program (x) Yes ( ) No

Currency of the transaction

Currency	NOK

Price(s) and volume(s)

Price per unit	21.96
Volume	300 000

Aggregated information

Average price per unit	21.96000
Aggregated volume	300 000
Total amount	6 588 000.000000

Date of the transaction

Date	5/19/2022

Place of the transaction

Trading venue	XOSL - Oslo Børs

2

Description of the financial instrument/type of instrument

Instrument	Share
ISIN code	BMG396372051

Name of the financial instrument

Golden Ocean Group Ltd

Nature of the transaction

Transaction type	Disposal

Share option program

The transaction is linked to an excersise of a share option program — (●) Yes ( ) No

Currency of the transaction

Currency	NOK

Price(s) and volume(s)

Price per unit	147.47
Volume	300 000

Aggregated information

Average price per unit	147.47000
Aggregated volume	300 000
Total amount	44 241 000.000000

Date of the transaction

Date	5/19/2022

Place of the transaction

Trading venue	XOSL - Oslo Børs

Comment

3